Exhibit 99.1

CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park

Ness-Ziona

Israel

NOTICE TO SHAREHOLDERS, HOLDERS OF
SERIES I WARRANTS AND SERIES K WARRANTS

June 7, 2018

On May 3, 2018, CollPlant Holdings Ltd. (the “Company”) announced that on June 7, 2018 it will hold at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law firm, at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel three separate extraordinary general meetings as follows: (i) the meeting of the Company’s shareholders (including holders of American Depositary Shares (“ADSs”) to be held at 10:00 a.m. Israel time; (ii) the meeting of holders of Series I Warrants to be held at 10:30 a.m. Israel time; and (iii) the meeting of holders of Series K Warrants to be held at 11:00 a.m. Israel time, or at any adjournment (together, the “Meetings”).

The meeting of the Company’s shareholders (including ADS holders) was called for the following purposes:

1.	To approve an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. pursuant to Section 350 of the Israeli Companies Law of 1999 (“Proposal Number 1”); and

2.	To approve an issuance of a pre-paid warrant to purchase ADSs of the Company to Alpha Capital Anstalt (“Proposal Number 2”).

Each of the meetings of the Company’s holders of Series I Warrants and holders of Series K Warrants was called to approve Proposal Number 1 only.

On June 7, 2018, the Company convened the meeting of the Company’s shareholders (including ADS holders), and approved Proposal Number 2 in accordance with the majority required.

The Company hereby notifies the Company’s shareholders (including ADS holders), holders of Series I Warrants and holders of Series K Warrants as follows:

With respect to Proposal No.1, the date of the Meetings has been postponed until June 21, 2018 at the same time and place as originally proposed.

In addition, the Proxy Statement for the Meetings to be held on June 21, 2018 is hereby amended as follows to correct a typographical error:

(a) The last paragraph on page 3, under the heading “Vote Required for the Proposals”, is revised to read as follows:

“The approval of Proposal No.1 requires the affirmative vote of at least a three fourths (75%) majority of the votes of shareholders and ADSs holders present and voting on the matter, provided that such a majority does not include shareholders or ADS holders who also hold Series I Warrants and/or Series K Warrants whose value in the aggregate exceeds 70% of the value of the ordinary shares or ADSs held by such shareholders or ADSs holders. For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as the product of (i) the number of ordinary shares, ADSs and Series I and Series K Warrants, as applicable, held by such holder on the Shareholder Record Date; and (ii) the average closing price of the ordinary shares, ADSs, Series I and Series K Warrants, as applicable, during the 30 trading days preceding the date of this Proxy Statement (i.e. USD 6.07 per ADS; NIS 0.39607 per ordinary share; NIS 0.06 per Series I Warrant; and NIS 0.03313 per Series K Warrant).”

(b) The second paragraph on page 5, under the heading “Vote Required for the Proposal” is revised to read as follows:

“The approval of Proposal No.1 requires the affirmative vote of at least a three fourths (75%) majority of the votes of holders of each of Series I and Series K Warrants, present and voting on the matter, provided that such a majority does not include (i) holders of Warrants who also hold ordinary shares or ADSs whose value in aggregate exceeds 70% of the value of the relevant series of Warrants held by such holder; and (ii) holders of Warrants who also hold other series of Warrants which is a party to the Arrangement (as defined below) whose value in aggregate exceeds 70% of the value of the relevant series of Warrants held by such holder (for example, at a meeting of holders of Series I Warrants, the majority vote will not include holders of Series I Warrants who also hold Series K Warrants whose value exceeds 70% of the value of the Series I Warrants held by the participating holder). For this purpose, the value of the ordinary shares, ADSs and Series I and Series K Warrants will be calculated as the product of (i) the number of ordinary shares, ADSs and Series I and Series K Warrants, as applicable, held by such holder on the Warrant Holder’s Record Date; and (ii) the average closing price of the ordinary shares, ADSs, Series I and Series K Warrants, as applicable, during the 30 trading days preceding the date of this Proxy Statement (i.e. USD 6.07 per ADS; NIS 0.39607 per ordinary share; NIS 0.06 per Series I Warrant; and NIS 0.03313 per Series K Warrant).”